                            SECURITIES AND EXCHANGE
                                   COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO-I
                                -----------------

             TENDER OFFER STATEMENT UNDER SECTION 14(d) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                ARRIS GROUP, INC.
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                       (Name of Subject Company (Issuer))


                                ARRIS GROUP, INC.
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                       (Names of Filing Persons (Offeror))
            Certain Outstanding Options to Purchase ARRIS Group, Inc.
                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)


                                    04269Q100
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                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                              Lawrence A. Margolis
                                ARRIS GROUP, INC.
                             11450 Technology Circle
                              Duluth, Georgia 30097
                            Telephone: (678) 473-2000

                                    Copy To:
                          A. Scott Fruechtemeyer, Esq.
                              Troutman Sanders LLP
                        600 Peachtree Street, Suite 5200
                             Atlanta, Georgia 30308
                            Telephone: (404) 885-3000
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                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                            CALCULATION OF FILING FEE
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 Transaction Valuation*                             Amount of Filing Fee

     $13,942,621                                         $1,128
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*      Estimated for purposes of calculating the amount of the filing fee only.
       This amount assumes that options to purchase 6,226,306 shares of common stock of ARRIS Group, Inc. will be exchanged and cancelled pursuant to this offer. The amount of the filing fee is calculated in accordance with
       Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, and is based on the product of (i) the approximate aggregate value of such options as of June 25, 2003 ($13,942,621), which is calculated based on the Black-Scholes option pricing model, multiplied by (ii) $80.90 per each $1.0 million of the value of the transaction.


[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identifying the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                     Filing Party:
                       ------------------                ----------------------
Form or Registration No.:                   Date Filed:
                         ----------------              ------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [ ] third-party tender offer subject to Rule 14d-1.

     [X] issuer tender offer subject to Rule 13e-4.

     [ ] going-private transaction subject to Rule 13e-3.

     [ ] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]



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ITEM 1.  SUMMARY TERM SHEET.

         The information set forth under "Summary Term Sheet" in the Offer to Exchange, dated June 27, 2003 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

         (a) The name of the issuer is ARRIS Group, Inc., a Delaware corporation (the "Company"), and the address and telephone number of its principal executive office is 11450 Technology Circle, Duluth, Georgia 30097, (678) 473-2000. The information set forth in the Offer to Exchange under Section 9 ("Information About ARRIS Group, Inc.") is incorporated herein by reference.

         (b) This tender offer statement on Schedule TO relates to an offer by the Company to its eligible employees to exchange certain outstanding options to purchase shares of the Company's common stock, par value $.01 per share (the "eligible options"), for restricted shares of the Company's common stock ("restricted stock"), upon the terms and subject to the conditions described in the Offer to Exchange and the related Election Form (the "Election Form" and, together with the Offer to Exchange, as they may be amended, modified or supplemented from time to time, the "Offer"), attached hereto as Exhibit (a)(2).

         All eligible options were granted under the ARRIS Group, Inc. 2001 Stock Incentive Plan (the "2001 Stock Incentive Plan"), the ANTEC Corporation 2000 Stock Incentive Plan, the ANTEC Corporation 2000 Mid-Level Stock Option Plan, the ANTEC Corporation 1997 Stock Incentive Plan, or the ANTEC Ltd. 1993 Employee Stock Incentive Plan. There are outstanding eligible options to purchase approximately 6,226,306 shares of the Company's common stock. All shares of restricted stock to be issued in exchange for eligible options will be issued under the ARRIS Group, Inc. 2002 Stock Incentive Plan and the 2001 Stock Incentive Plan. A maximum of 1,991,803 shares of restricted stock may be issued in the Offer.

         The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 1 ("Number of Options; Eligibility; Expiration Date"), Section 5 ("Acceptance of Eligible Options for Exchange and Issuance of Restricted Stock"), and Section 8 ("Source and Amount of Consideration; Terms of the Restricted Stock") is incorporated herein by reference.

         (c) The information set forth in the Offer to Exchange under Section 7 ("Price Range of Our Common Stock") is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF THE FILING PERSON.

         The filing person is the Company. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements about the Options") and the information set forth in Schedule I to the Offer to Exchange, together, are incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

         (a) The information set forth in the Offer to Exchange on the introductory cover pages, under the section entitled "Summary Term Sheet,"
Section 1 ("Number of Options; Eligibility; Expiration Date"), Section 3 ("Procedures for Electing to Exchange Eligible Options"), Section 4 ("Withdrawal


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Rights"), Section 5 ("Acceptance of Eligible Options for Exchange and Issuance
of Restricted Stock"), Section 6 ("Conditions to the Offer"), Section 8 ("Source and Amount of Consideration; Terms of the Restricted Stock"), Section 11 ("Status of Options Accepted for Cancellation by Us in the Offer; Accounting Consequences of the Offer"), Section 12 ("Legal Matters; Regulatory Approvals"),
Section 13 ("Material U.S. Federal Income Tax Consequences"), Section 14 ("Non-U.S. Tax Consequences"), Section 15 ("Extension of the Offer; Termination; Amendment") and Section 19 ("Miscellaneous") is incorporated herein by reference.

         (b) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements about the Options") is incorporated herein by reference.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         (a) Not applicable.

         (b) Not applicable.

         (c) Not applicable.

         (d) Not applicable.

         (e) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements about the Options") is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (a) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

         (b) The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Eligible Options for Exchange and Issuance of Restricted Stock") and Section 11 ("Status of Options Accepted for Cancellation by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

         (c) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of the Restricted Stock") and
Section 16 ("Fees and Expenses") is incorporated herein by reference.

         (b) The information set forth in the Offer to Exchange under Section 6 ("Conditions to the Offer") is incorporated herein by reference.

         (c) Not applicable.

         (d) Not applicable.


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ITEM 8.  INTERESTS IN SECURITIES OF THE SUBJECT COMPANY.

         (a) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements about the Options") is incorporated herein by reference.

         (b) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements about the Options") is incorporated herein by reference.

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         (a) The information set forth in the Offer to Exchange under Section 16 ("Fees and Expenses") is incorporated herein by reference.

         (b) Not applicable.

ITEM 10. FINANCIAL STATEMENTS.

         (a) The information set forth in the Offer to Exchange under Section 9 ("Information About ARRIS Group, Inc.") and Section 17 ("Additional Information"), and on pages 47 through 83 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002, and in Item 1 ("Financial Statements") of the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2003, is incorporated herein by reference.

         (b) Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

         (a) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements about the Options") and Section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

         (b) Not applicable.

ITEM 12. EXHIBITS.


EXHIBIT
NUMBER      DESCRIPTION OF EXHIBITS
-------     -------------------------------------------------------------------

(a)(1)      Offer to Exchange, dated June 27, 2003.

(a)(2)      Form of Written Election Form.

(a)(3)      Form of Online Election Form.

(a)(4)      Letter from Bob Stanzione to Eligible Employees Regarding the Offer.

(a)(5)      Form of Grants Eligible For Exchange Report.

(b)         Not applicable.


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(d)(1)      Form of Restricted Share Grant Agreement (included as Appendix B in the Offer to Exchange filed as Exhibit (a)(1) hereto).

(d)(2) ANTEC Ltd. 1993 Employee Stock Incentive Plan, as amended through 1996 (incorporated herein by reference to Appendix C of the Company's Definitive Proxy Statement on Schedule 14A for the 2003 Annual Meeting of Shareholders, filed April 22, 2003, File No. 0-31254).

(d)(3) Amendment to ANTEC Ltd. 1993 Employee Stock Incentive Plan, dated as of May 22, 2003 (incorporated herein by reference to Appendix B of the Company's Definitive Proxy Statement on Schedule 14A for the 2003 Annual Meeting of Shareholders, filed on April 22, 2003, File No. 0-31254).

(d)(4) ANTEC Corporation 1997 Stock Incentive Plan (incorporated herein by reference to Appendix C of the Company's Definitive Proxy Statement on Schedule 14A for the 2003 Annual Meeting of Shareholders, filed on April 22, 2003, File No. 0-31254).

(d)(5) Amendment to ANTEC Corporation 1997 Stock Incentive Plan, dated as of May 22, 2003 (incorporated herein by reference to Appendix B of the Company's Definitive Proxy Statement on Schedule 14A for the 2003 Annual Meeting of Shareholders, filed on April 22, 2003, File No. 0-31254).

(d)(6) ANTEC Corporation 2000 Mid-Level Stock Option Plan (incorporated herein by reference to Appendix C of the Company's Definitive Proxy Statement on Schedule 14A for the 2003 Annual Meeting of Shareholders, filed on April 22, 2003, File No. 0-31254).

(d)(7) Amendment to the ANTEC Corporation 2000 Mid-Level Stock Plan, dated as of May 22, 2003 (incorporated herein by reference to Appendix B of the Company's Definitive Proxy Statement on Schedule 14A for the 2003 Annual Meeting of Shareholders, filed on April 22, 2003, File No. 0-31254).

(d)(8) ANTEC Corporation 2000 Stock Incentive Plan (incorporated herein by reference to Appendix C of the Company's Definitive Proxy Statement on Schedule 14A for the 2003 Annual Meeting of Shareholders, filed on April 22, 2003, File No. 0-31254).

(d)(9) Amendment to the ANTEC 2000 Stock Incentive Plan, dated as of May 22, 2003 (incorporated herein by reference to Appendix B of the Company's Definitive Proxy Statement on Schedule 14A for the 2003 Annual Meeting of Shareholders, filed on April 22, 2003, File No. 0-31254).

(d)(10) ARRIS Group, Inc. 2001 Stock Incentive Plan (incorporated herein by reference to Appendix B of the Company's Definitive Proxy Statement on Schedule 14A for the 2003 Annual Meeting of Shareholders, filed on April 22, 2003, File No. 0-31254).

(d)(11) Amendment to the ARRIS Group, Inc. 2001 Stock Incentive Plan (incorporated herein by reference to Appendix C of the Company's Definitive Proxy Statement on Schedule 14A for the 2003 Annual Meeting of Shareholders, filed on April 22, 2003, File No. 0-31254).

(d)(12) ARRIS Group, Inc. 2002 Stock Incentive Plan (incorporated herein by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-8, filed on June 6, 2003, File No. 333-105908).

(g)         Not applicable.


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(h)         Not applicable.


ITEM 13.   INFORMATION REQUIRED BY SCHEDULE 13E-3.

         Not applicable.


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                                    SIGNATURE



       After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                     ARRIS GROUP, INC.



Date:  June 27, 2003                   By:      /s/ Lawrence A. Margolis
                                           ------------------------------------
                                       Lawrence A. Margolis,
                                       Executive Vice President,
                                       Chief Financial Officer and Secretary

EXHIBIT INDEX



EXHIBIT
NUMBER       DESCRIPTION OF EXHIBITS
-------      ------------------------------------------------------------------

(a)(1)       Offer to Exchange, dated June 27, 2003.

(a)(2)       Form of written Election Form.

(a)(3)       Form of Online Election Form.

(a)(4)       Letter from Bob Stanzione to Eligible Employees Regarding the
             Offer.

(a)(5)       Form of Grants Eligible For Exchange Report.

(b)          Not applicable.

(d)(1) Form of Restricted Share Grant Agreement (included as Appendix B in the Offer to Exchange filed as Exhibit (a)(1) hereto).

(d)(2) ANTEC Ltd. 1993 Employee Stock Incentive Plan, as amended through 1996 (incorporated herein by reference to Appendix C of the Company's Definitive Proxy Statement on Schedule 14A for the 2003 Annual Meeting of Shareholders, filed April 22, 2003, File No. 0-31254).

(d)(3) Amendment to ANTEC Ltd. 1993 Employee Stock Incentive Plan, dated as of May 22, 2003 (incorporated herein by reference to Appendix B of the Company's Definitive Proxy Statement on Schedule 14A for the 2003 Annual Meeting of Shareholders, filed on April 22, 2003, File No. 0-31254).

(d)(4) ANTEC Corporation 1997 Stock Incentive Plan (incorporated herein by reference to Appendix C of the Company's Definitive Proxy Statement on Schedule 14A for the 2003 Annual Meeting of Shareholders, filed on April 22, 2003, File No. 0-31254).

(d)(5) Amendment to ANTEC Corporation 1997 Stock Incentive Plan, dated as of May 22, 2003 (incorporated herein by reference to Appendix B of the Company's Definitive Proxy Statement on Schedule 14A for the 2003 Annual Meeting of Shareholders, filed on April 22, 2003, File No. 0-31254).

(d)(6) ANTEC Corporation 2000 Mid-Level Stock Option Plan (incorporated herein by reference to Appendix C of the Company's Definitive Proxy Statement on Schedule 14A for the 2003 Annual Meeting of Shareholders, filed on April 22, 2003, File No. 0-31254).

(d)(7) Amendment to the ANTEC Corporation 2000 Mid-Level Stock Plan, dated as of May 22, 2003 (incorporated herein by reference to Appendix B of the Company's Definitive Proxy Statement on Schedule 14A for the 2003 Annual Meeting of Shareholders, filed on April 22, 2003, File No. 0-31254).

(d)(8) ANTEC Corporation 2000 Stock Incentive Plan (incorporated herein by reference to Appendix C of the Company's Definitive Proxy Statement on Schedule 14A for the 2003 Annual Meeting of Shareholders, filed on April 22, 2003, File No. 0-31254).

(d)(9) Amendment to the ANTEC 2000 Stock Incentive Plan, dated as of May 22, 2003 (incorporated herein by reference to Appendix B of the Company's Definitive Proxy Statement on Schedule 14A for the 2003 Annual Meeting of Shareholders, filed on April 22, 2003, File No. 0-31254).


(g)          Not applicable.

(h)          Not applicable.